11019693

SEC ISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC
111

SEC FILE NUMBER
8- 14100

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VP Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Pearl Street
(No. and Street)

Hartford (City) — Connecticut (State) — 06103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David G. Hanley, Jr. — (860) 263-4712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

185 Asylum Street, Suite 2400 (Address) — Hartford (City) — Connecticut (State) — 06103-3404 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David G. Hanley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VP Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNN M. KOCHANSKI
NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2016

Signature

Vice President, Finance
Title

Lynn M. Kochanski
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of VP Distributors, Inc.:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of VP Distributors, Inc. and its subsidiary (collectively, the "Company") at December 31, 2010 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The consolidating information contained in Schedule I is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies and is not a required part of the 2010 financial statements. Accordingly, we do not express an opinion on the financial position and results of operations of the individual companies. The information contained in Schedule II is presented for the purposes of additional analysis and is not a required part of the 2010 financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information contained in Schedule I and Schedule II has been subjected to the auditing procedures applied in the 2010 audit of the consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2011

VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Financial Condition

	December 31, 2010	December 31, 2009
	(in thousands)	
Assets		
Cash and cash equivalents	$ 15,086	$ 11,093
Trading securities, at fair value	8,357	7,655
Accounts receivable	12,172	8,909
Due from affiliates	-	25
Deferred commissions	3,221	2,638
Prepaid expenses and other assets	575	739
Furniture and equipment, net	33	8
Definite-lived intangible asset, net	2,837	163
Deferred tax asset, net	1,295	1,666
Total assets	$ 43,576	$ 32,896
Liabilities and Stockholder's Equity		
Accrued compensation	$ 3,227	$ 2,152
Accounts payable and accrued expenses	6,114	3,911
Payables to broker-dealers	4,687	4,408
Due to affiliates	5,644	3,856
Long-term liabilities	1,026	-
Income taxes payable, net	5,969	2,226
Total liabilities	26,667	16,553
Stockholder's Equity		
Common stock, $100 par value, 5,000 shares authorized, issued and outstanding	500	500
Additional paid-in capital	15,843	15,843
Retained earnings	566	-
Total stockholder's equity	16,909	16,343
Total liabilities and stockholder's equity	$ 43,576	$ 32,896

The accompanying notes are an integral part of these financial statements.

VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Income

	Year Ended December 31, 2010	2009
	(in thousands)	
Operating Revenues		
Investment management fees	$ 35,442	$ 26,344
Distribution and service fees	29,572	23,227
Related party marketing fees	20,421	16,191
Administration and transfer agent fees	15,324	12,664
Other income and fees	685	623
Total operating revenues	101,444	79,049
Operating Expenses		
Employment expenses	16,764	14,176
Distribution and administration expenses	32,952	30,026
Related party marketing expenses	32,766	25,201
Other operating expenses	5,827	5,195
Restructuring and severance	1,307	506
Depreciation and amortization	50	23
Total operating expenses	89,666	75,127
Operating Income	11,778	3,922
Other Income		
Realized and unrealized gain on trading securities	1,135	1,437
Other income	377	412
Total other income	1,512	1,849
Income before income taxes	13,290	5,771
Provision for income taxes	5,224	3,233
Net income	$ 8,066	$ 2,538

The accompanying notes are an integral part of these financial statements.

VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

(in thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2008	$ 500	$ 17,373	$ 1,932	$ 19,805
Net income	-	-	2,538	2,538
Dividends to parent	-	(1,530)	(4,470)	(6,000)
Balances at December 31, 2009	$ 500	$ 15,843	$ -	$ 16,343
Net income	-	-	8,066	8,066
Dividends to parent	-	-	(7,500)	(7,500)
Balances at December 31, 2010	$ 500	$ 15,843	$ 566	$ 16,909

The accompanying notes are an integral part of these financial statements.

VP Distributors, Inc.
(A wholly-owned subsidiary of Virtus Partners, Inc.)
Consolidated Statements of Cash Flows

	Year Ended December 31, 2010	2009
	(in thousands)	
Cash flows from operating activities:		
Net income	$ 8,066	$ 2,538
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	50	24
Amortization of deferred commissions	5,053	2,755
Realized and unrealized (gains) losses on trading securities	(1,135)	(1,437)
Sale (purchase) of trading securities, net	433	(1,020)
Payments of deferred commissions	(5,636)	(3,605)
Deferred taxes	371	1,243
Changes in operating assets and liabilities:		
Accounts receivable	(3,263)	(1,186)
Due from affiliates	25	655
Prepaid expenses and other assets	164	(280)
Accrued compensation	1,075	(394)
Accounts payable and accrued expenses	1,129	(875)
Payables to broker-dealers	279	(53)
Due to affiliates	1,788	2,079
Income taxes payable	3,743	1,901
Net cash provided by operating activities	12,142	2,345
Cash flows used by investing activities:		
Capital expenditures	(33)	
Purchase of investment management contracts	(616)	-
Net cash used in investing activities	(649)	-
Cash flows used by financing activities:		
Dividends to parent	(7,500)	(6,000)
Net cash used in financing activities	(7,500)	(6,000)
Net increase (decrease) in cash and cash equivalents	3,993	(3,655)
Cash and cash equivalents, beginning of year	11,093	14,748
Cash and cash equivalents, end of year	$ 15,086	$ 11,093
Supplemental cash flow information:		
Income taxes paid	$ 108	$ 88
Non-cash investing activities:		
Purchase of investment management contracts	$ 2,100	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

VP Distributors, Inc. (VPD or the Company), is a registered broker-dealer and registered transfer agent under the Securities Exchange Act of 1934, as amended, principally serving the United States markets as distributor, underwriter, and financial agent for products registered with the Securities and Exchange Commission (SEC). Virtus Investment Advisers, Inc. (VIA), a wholly-owned subsidiary of VPD, is a registered investment advisor furnishing management services primarily under agreements with registered investment companies (collectively, the Virtus Funds).

VPD is a direct wholly-owned subsidiary of Virtus Partners, Inc. Virtus Partners, Inc. is a direct wholly-owned subsidiary of Virtus Investment Partners, Inc. (Virtus).

2. Summary of Significant Accounting Policies

The significant accounting policies, which have been consistently applied, are as follows:

Principles of Consolidation and Basis of Presentation

VPD's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include the accounts of VPD and VIA. Material intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates. Accordingly, certain amounts in the consolidated financial statements contain estimates made by management. Actual results could differ from these estimates. Significant estimates are discussed in these notes to the consolidated financial statements.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid money market mutual fund investments.

Trading Securities

Trading securities consist of affiliated mutual fund investments and other publicly traded securities which are carried at fair value in accordance with Accounting Standards Codification (ASC) 320, Investments – Debt and Equity Securities. Mutual fund investments held by VPD are classified as assets held for trading purposes. VPD provides the initial capital to funds or separately managed account strategies for the purpose of creating track records. For 2010 and 2009, the Company recognized realized gains and (losses) of $0.3 million and ($1.9) million, respectively. Marketable securities are marked to market based on the respective publicly quoted net asset values of the funds or market prices of the equity securities or bonds.

Deferred Commissions

Deferred commissions represent fees paid to broker-dealers on sales of certain mutual fund shares. Deferred commissions are recovered by the receipt of monthly asset-based distributor fees from the mutual funds and contingent deferred sales charges received upon redemption of shares within one to five years, depending on the share class. The deferred costs resulting from the sale of shares are amortized on a straight-line basis over a one to five-year period, depending on the fund, or until the underlying shares are redeemed. Deferred commissions are periodically assessed for impairment and additional amortization expense is recorded, as appropriate.

Furniture and Equipment, net

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 3 to 10 years for furniture and office equipment, and 3 to 5 years for computer equipment and software. Major renewals or betterments are capitalized and recurring repairs and maintenance are expensed as incurred.

Intangible Assets

Definite-lived intangible assets are comprised of acquired investment advisory contracts. These assets are amortized on a straight-line basis over the estimated sixteen year useful lives of such assets. Definite-lived intangible assets are evaluated for impairment on an ongoing basis under GAAP whenever events or circumstances indicate that the carrying value of the definite-lived intangible asset may not be fully recoverable. The Company determines if impairment has occurred by comparing estimates of future undiscounted cash flows to the carrying value of assets. Assets are considered impaired, and an impairment is recorded, if the carrying value exceeds the expected future undiscounted cash flows. No impairment has been identified or recorded in 2010 or 2009.

Revenue Recognition

Investment management fees, distribution and service fees and administration and transfer agent fees are recorded as income during the period in which services are performed. Investment management fees, which are accrued monthly, are earned based upon a percentage of assets under management, and are paid pursuant to the terms of the respective investment management contracts, which generally require monthly or quarterly payment.

Gross investment management fees earned on open-end mutual funds range from 0.10% to 1.50% of average assets under management, depending on the type of fund. The Company accounts for investment management fees in accordance with ASC 605, *Revenue Recognition*, and has recorded its management fees net of fees paid to sub-advisors. Amounts paid to unaffiliated sub-advisors for 2010 and 2009 were $24.0 million and $18.7 million, respectively.

Distribution and service fees are earned based on a percentage of assets under management and are paid monthly pursuant to the terms of the respective distribution and service fee contracts. Underwriter fees are sales-based charges on sales of certain class A-share mutual funds.

Administration and transfer agent fees consist of fund administration fees, transfer agent fees, and fiduciary fees. Fund administration fees are earned based on the average daily assets in the funds. Transfer agent fees are earned based on a contractual amount plus a fee based on the number of accounts at the end of a month. Fiduciary fees are recorded monthly based on the number of 401(k) accounts. The Company uses outside service providers to perform some of the functions related to fund administration and transfer agent services. Effective January 1, 2010, a new fund administration agreement was executed with our open-end mutual funds. Under the prior agreement, the fees, which covered all fund administration services, were paid directly to the Company by the funds and were recorded as revenue. A portion of the fees received by the Company were remitted to third party service providers for services performed on behalf of the funds, and were recorded as a distribution and administration expense. As a result of the new agreement, the funds now directly contract for third-party services and fees paid by the funds directly to the service providers are not reflected as

either revenue or expenses of the Company. For the year ended December 31, 2009 $6.2 million of payments to third-party service providers were recorded as revenue and expense of the Company. For the year ended December 31, 2009 transfer agent fees, which were previously reported net of payments to third-party service providers, were $4.3 million.

Other income and fees consist primarily of redemption income on the early redemption of class B-share mutual funds and brokerage commissions and fees earned for distribution of nonaffiliated products. Commissions earned (and related expenses) are recorded on a trade date basis and are computed based upon contractual agreements.

Related Party Marketing Fees and Expenses

Marketing fees and expenses are computed based upon written contractual agreements with certain related parties. Marketing fees are recorded as revenue during the period in which services are performed and are intended to cover retail sales and marketing costs incurred by VPD on behalf of certain affiliates and are paid pursuant to the terms of the respective contractual agreements, which generally require monthly payment. Marketing expenses are recorded as expense during the period in which services are performed and are intended to cover retail sales and marketing costs incurred by other Virtus affiliates on behalf of VPD and are paid pursuant to the terms of the respective contractual agreements.

Income Taxes

VPD uses an asset and liability approach to account for income taxes. The objective is to recognize the amount of taxes payable or refundable for the current year through charges or credits to the current tax provision, and to recognize deferred tax assets and liabilities for the future tax consequences resulting from temporary differences between the amounts reported in the consolidated financial statements and their respective tax bases. The measurement of tax assets and liabilities is based on enacted tax laws and applicable tax rates. The effects of a tax position on the consolidated financial statements are recognized when we believe it more likely than not that the position will be sustained. A deferred tax valuation allowance is established if it is considered more likely than not that all or a portion of the deferred tax assets will not be realized.

VPD and its wholly owned subsidiary, VIA, file as a part of the fiscal year 2010 Virtus consolidated federal income tax return and will be included in certain combined state income tax returns that are required to be filed by certain direct and indirect parents. In addition to the combined state income tax returns, VPD and VIA also file separate tax returns for certain other states where appropriate. VPD and VIA are party to a tax sharing agreement by and among Virtus and its subsidiaries in which federal and state income taxes are allocated as if they had been calculated by each subsidiary on a separate company basis, except that benefits for any net operating loss or other tax credit used to offset a tax liability of the consolidated group will be provided to the extent such loss or credit is expected to be utilized in the consolidated federal or combined state returns. Thus, income taxes reflected in these financial statements represent the combination of the amounts allocated to VPD and VIA under their respective agreements with Virtus.

Significant judgment is required in evaluating tax positions and in computing the tax provision including valuation allowances, the timing of reversals of net operating losses, and other items, the outcomes of which may not be known at the date of the financial statements. Uncertain tax positions taken by the Company are accounted for under ASC 740, *Income Taxes*, which may require certain benefits taken on a tax return to not be recognized in the financial statements when there is the potential for certain tax positions to be successfully challenged by the taxing authorities.

Employee Benefits

Employees of VPD are eligible to participate in several employee benefit programs sponsored by Virtus, including certain health care benefits, life insurance and a defined contribution 401(k)

retirement plan administered by a third party. For the 401(k) plan, employees may contribute a percentage of their eligible compensation into the 401(k) retirement plan, subject to certain limitations imposed by the Internal Revenue Code (the "Code"). VPD matches employee contributions subject to certain limitations. Additionally, an excess benefit plan provides for those portions of benefit obligations that are in excess of amounts permitted by the Code. Employee benefit costs for the year ended December 31, 2010 and 2009 were $1.2 million and $1.1 million, respectively.

Stock-based Compensation

Stock-based compensation is accounted for under ASC 718, *Compensation – Stock Compensation,* which requires that compensation cost related to stock-based payment transactions be recognized in financial statements at the fair value of the instruments issued. Certain employees of VPD have been granted options to purchase common stock or Restricted Stock Units (RSUs) of Virtus which generally vest over a three-year period and have a contractual life of ten years from the date of grant. Options are granted with an exercise price equal to the market value of the shares at the date of grant. For 2010 and 2009, VPD recognized stock-based compensation expense of $0.4 million and $0.4 million, respectively.

Recent Accounting Pronouncements

In June 2009, the FASB amended ASC 810, *Consolidation* and ASC 860, *Transfers and Servicing.* ASC 810 and ASC 860, as amended, provide significant changes in the manner in which entities account for securitizations and special-purpose entities. The Company adopted this guidance effective January 1, 2010. The adoption did not have a significant impact on our financial position or results of operations.

Subsequent Events

Subsequent events have been evaluated through February 28, 2011, which is the date the financial statements were issued.

3. Intangible Assets

Definite-lived intangible assets at December 31, are summarized as follows:

	2010	2009
	(in thousands)	
Investment management contracts	$ 3,131	$ 415
Accumulated amortization	(294)	(252)
Definite-lived intangible assets, net	$ 2,837	$ 163

On November 5, 2010, the Company acquired the rights to advise and distribute the former Phoenix Edge Series Funds (excluding certain of the funds to be merged into a third-party variable insurance trust) from Phoenix Variable Advisors, Inc. ("PVA"). Under the terms of the agreement, during the three years following the closing, the Company is required to make quarterly payments to PVA based upon fixed percentages of the average assets under management. The estimated fair value of the acquired contracts of $2.1 million and a corresponding contingent liability were recorded in the Company's Consolidated Balance Sheet as of the adoption date. The transaction was accounted for as an asset purchase and accordingly, transaction costs of $0.6 million were capitalized as of the adoption date. The acquired contracts and related costs are being amortized on a straight-line basis over the estimated useful life of sixteen years.

Definite-lived intangible asset amortization for the next five years is estimated as follows:

	Investment Advisory Contracts
2011	$ 185
2012	185
2013	185
2014	185
2015	185
Thereafter	1,912
	$ 2,837

4. Investments

The Company's marketable securities consist of trading securities. The composition of the Company's marketable securities at December 31, is summarized as follows:

December 31, 2010

	Cost	Unrealized Loss	Unrealized Gain	Fair Value
($ in thousands)				
Trading:				
Affiliated mutual funds	$ 8,368	$ (1,169)	$ 1,158	$ 8,357
Total trading securities	$ 8,368	$ (1,169)	$ 1,158	$ 8,357

December 31, 2009

	Cost	Unrealized Loss	Unrealized Gain	Fair Value
($ in thousands)				
Trading:				
Equity securities, affiliate equity strategy	$ 456	$ —	$ 219	$ 675
Affiliated mutual funds	7,908	(1,718)	790	6,980
Total trading securities	$ 8,364	$ (1,718)	$ 1,009	$ 7,655

At December 31, 2010 and 2009, all of the Company's financial instruments that are measured at fair value, which consist solely of mutual funds and marketable securities, utilize a Level 1 valuation technique which, as defined in ASC 820, *Fair Value Measurements and Disclosures,* is quoted prices in active markets for identical assets or liabilities.

5. Furniture and Equipment, net

Furniture and equipment is comprised of the following:

	December 31, 2010	December 31, 2009
	(in thousands)	
Computer equipment and software	$ 63	$ 63
Furniture and office equipment	119	86
	182	149
Accumulated depreciation	(149)	(141)
Furniture and equipment, net	$ 33	$ 8

Depreciation expense for 2010 and 2009 was $8 thousand and $9 thousand, respectively.

6. Income Taxes

The components of the provision for income taxes are as follows:

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
	(in thousands)	
Current		
Federal	$ 3,744	$ 1,983
State	1,108	301
Total current tax expense	4,852	2,284
Deferred		
Federal	486	556
State	(114)	393
Total deferred tax expense	372	949
Total provision for income taxes	$ 5,224	$ 3,233

The deferred tax effects of temporary differences are as follows:

	December 31, 2010	December 31, 2009
	(in thousands)	
Deferred tax assets:		
Unpaid vacation accrual	$ 144	$ 163
Intangible assets	37	47
Net operating loss carryforwards	946	983
Capital loss carryforwards	664	802
Employee benefits	791	872
Unrealized loss on trading securities	71	357
Valuation allowance	(1,358)	(1,558)
Deferred tax assets, net	$ 1,295	$ 1,666

As of December 31, 2010, VPD had federal deferred tax assets related to net operating loss and capital loss carryforwards of $0.9 million and $0.7 million, respectively. The federal net operating

loss carryforwards are scheduled to begin to expire in the year 2027. The federal capital loss carryforwards are scheduled to expire beginning in year the 2013. As of December 31, 2010, VPD had state deferred tax assets of $0.1 million of net operating losses. The state net operating loss carryforwards are scheduled to begin to expire in the year 2011.

In accordance with ASC 740, *Income Taxes*, management has reviewed the need for a valuation allowance for the consolidated VPD financial statements, which are comprised of two legal entities, VPD and VIA. For federal tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of its deferred tax assets. For state tax purposes on VPD, management has determined based on the historical operating earnings and future income projections, that it is more likely than not that it would recognize the full benefits of a majority of its state deferred tax assets. For VIA, management has determined, based on its historical pre-tax losses, that it is more likely than not that the remaining federal and state deferred income tax assets that were recorded as of December 31, 2010 and 2009 will not be realized due to the uncertainty of the future income that is necessary to realize these assets. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented, if necessary.

The earliest federal tax year open for examination is 2007. The earliest open years in VPD's major state tax jurisdictions are 1998 and 2005 for Connecticut and New York, respectively. VPD does not believe that any adjustment from any open year will result in a material change in VPD's financial position.

The following presents a reconciliation of income tax expense computed at the federal statutory rate to the income tax expense recognized in the Consolidated Statements of Income:

	For the Year Ended December 31,	
	2010	**2009**
Statutory rate	35.0%	35.0%
State income taxes, net of federal benefit	6.2	6.0
Adjustments to income tax accruals	(0.6)	14.5
Meals and entertainment	1.0	1.6
Dividends received deduction	(0.7)	-
Valuation allowance	(1.6)	(1.1)
Effective income tax rate	39.3%	56.0%

7. Capital and Reserve Requirement Information

As a broker-dealer registered with the SEC, VPD is subject to certain rules regarding minimum net capital. VPD operates pursuant to Rule 15c3-1, paragraph (a) of the Securities Exchange Act of 1934 and, accordingly, is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Aggregate indebtedness, net capital, and resultant ratios for VPD are as follows:

	December 31, 2010	December 31, 2009
	(in thousands)	
Aggregate indebtedness	$ 19,315	$ 13,253
Net capital	4,812	5,687
Ratio of aggregate indebtedness to net capital	4.0 to 1	2.3 to 1

VPD's minimum required net capital at December 31, 2010 and 2009 based on its aggregate indebtedness on those dates, is $1.3 million and $0.9 million, respectively.

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

8. Related Party Transactions

The Company engages in transactions with a number of related parties, which are described further below. As a result of these related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results or operations or cash flows that would have been attained if the Company operated as an unaffiliated entity.

Marketing and Administration Agreements

VPD is party to marketing and administrative agreements with its affiliates, including Virtus, SCM Advisors, LLC (SCM); Kayne Anderson Rudnick Investment Management, LLC (KAR); Duff & Phelps Investment Management Co. and (DPIM). In 2010 and 2009, VPD paid administration and marketing expenses of $32.8 million and $25.2 million, respectively. In 2010 and 2009, VPD received marketing revenue from its affiliates of $20.4 million and $16.2 million, respectively.

Related Party Investment Advisory Services

VIA is party to separate sub-advisory agreements with SCM, KAR, and DPIM. whereby VIA pays a sub-advisory fee for investment management services provided by SCM, KAR, and DPIM for certain affiliated mutual funds. In 2010 and 2009, VIA paid sub-advisory fees of $7.9 million and $5.7 million respectively, for these services. These fees are reported net within investment management fees in the Consolidated Statements of Income.

Related Party Operating Expenses

VPD is a party to an expense sharing agreement with Virtus and certain of its affiliates, whereby the parties allocate expenses to effect sharing with respect to operating charges. Pursuant to this agreement, VPD was allocated a total of $1.2 million and $0.7 million of expenses in 2010 and 2009, respectively.

Harris Bankcorp Related Party Transactions

As of December 31, 2010, Harris Bankcorp owns 100% of Virtus' outstanding Series B convertible preferred stock and 378,446 shares of Virtus' outstanding common stock. Virtus acquired the rights to advise, distribute and administer the Insight Funds from Harris Investment Management, Inc., a

subsidiary of Harris Bankcorp, in May 2006. Sub-advisory investment management fees, which are netted against investment management fees in the Consolidated Statements of Income, and distribution and administration fee expenses paid or payable to Harris Bankcorp and its affiliates related to funds they manage under sub-advisory agreements for the years ended December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
	(in thousands)	
Sub-advisory investment management fees	$ 4,024	$ 5,791
Distribution and administration fees	583	2,997
Total fees and expenses related to Harris Bankcorp	$ 4,607	$ 8,788

Receivables and Payables from Related Parties

At December 31, 2010 and 2009, $6.0 million and $3.9 million was payable to Virtus affiliates, respectively. At December 31, 2010 and 2009, $0.4 million and $0.9 million, respectively, was payable to Harris Bankcorp and its affiliates related to sub-advisory investment management fees and distribution fees.

9. Commitments and Contingencies

Assets Pledged as Collateral

Virtus has a Credit Facility, as amended through August 2, 2010, that provides a senior secured revolving credit facility for Virtus that matures in September 2013. The amended Credit Facility provides borrowing capacity of up to $30.0 million, with a $2.0 million sub-limit for the issuance of standby letters of credit. The Credit Facility is secured by substantially all of the assets of the Virtus, including the assets of VIA and excluding the assets of VPD. At December 31, 2010, $15.0 million was outstanding under the Credit Facility and Virtus was in compliance with all debt covenants.

Legal Matters

VPD is regularly involved in litigation and arbitration as well as examinations and investigations by various regulatory bodies, including the SEC, involving our compliance with, among other things, securities laws, client investment guidelines, laws governing the activities of broker-dealers and other laws and regulations affecting our products and other activities. Legal and regulatory matters of this nature may involve activities as an employer, issuer of securities, investor, investment advisor, broker-dealer or taxpayer. VPD believes that the outcomes of its legal or regulatory matters are not likely, either individually or in the aggregate, to have a material adverse effect on its consolidated financial condition. However, it is not feasible to predict the ultimate outcome of all legal claims or matters or provide reasonable ranges of potential losses, and in the event of unexpected subsequent developments and given the inherent unpredictability of these legal and regulatory matters, there can be no assurance that our assessment of any claim, dispute, regulatory examination or investigation or other legal matter will reflect the ultimate outcome and an adverse outcome in certain matters could, from time to time, have a material adverse effect on VPD's results of operations or cash flows in particular quarterly or annual periods.

Virtus Variable Insurance Funds

On November 5, 2010, the Company completed the adoption of the former Phoenix Edge Series Funds (excluding four of the funds to be merged into third-party variable insurance trust) and acquired the rights to advise, distribute and administer the funds from Phoenix Variable Advisors, Inc. ("PVA"). Under the terms of the agreement, during the three years following the closing, the Company is required to make quarterly payments to PVA based upon fixed percentages of the

average assets under management. The estimated value of the contingent liability was recorded in the Company's Consolidated Balance Sheet as of the adoption date.

Other Matters

VPD distributes its affiliated mutual funds through third party broker-dealers. In the event that the third party broker-dealers fail to fulfill their contractual obligations, VPD may incur losses to settle open positions in these affiliated mutual funds.

The maximum amount assignable to this liability is limited to the amount of open trades. VPD believes that the risk of loss is remote. In addition, VPD has the right to pursue collection from the counterparties who do not perform under their contractual obligations.

In the ordinary course of business, VPD may also enter into contracts with other third parties pursuant to whom the third parties provide services on behalf of VPD or VPD provides services on behalf of the third parties. In certain circumstances, VPD may agree to indemnify a third party. The terms of the indemnification may vary from contract to contract and the amount of the indemnification liability, if any, cannot be determined. VPD believes that any risk of loss for direct or indirect guarantees is remote and would not have a material impact on its operating results or financial position.

VP Distributors, Inc. **Schedule I**

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Supplemental Consolidating Schedule of Assets, Liabilities and Stockholder's Equity
December 31, 2010 (with comparative consolidated totals at December 31, 2009)

(in thousands)

	VP Distributors, Inc.	Virtus Investment Advisers, Inc.	Consolidation Entries	Consolidated 2010	Consolidated 2009
Assets					
Cash and cash equivalents	$ 14,639	$ 447	$	$ 15,086	$ 11,093
Trading securities, at fair value	8,357			8,357	7,655
Accounts receivable	4,908	7,264		12,172	8,909
Due from affiliates	3,280		(3,280)	-	25
Deferred commissions	3,221			3,221	2,638
Prepaid expenses and other assets	492	83		575	739
Furniture and equipment, net	33			33	8
Definite-lived intangible assets, net		2,837		2,837	163
Deferred tax asset, net	1,295			1,295	1,666
Total assets	$ 36,225	$ 10,631	$ (3,280)	$ 43,576	$ 32,896
Liabilities and Stockholder's Equity					
Accrued compensation	$ 2,965	$ 262	$	$ 3,227	$ 2,152
Accounts payable and accrued expenses	2,555	3,559		6,114	3,911
Payables to broker-dealers	4,687			4,687	4,408
Payables to related parties	2,234	6,690	(3,280)	5,644	3,856
Investment in subsidiary	982		(982)	-	-
Long-term liabilities		1,026		1,026	-
Income taxes payable, net	5,893	76		5,969	2,226
Total liabilities	19,316	11,613	(4,262)	26,667	16,553
Stockholder's Equity					
Common stock, $100 par value, 5,000 shares	500			500	500
Additional paid-in capital	15,843	825	(825)	15,843	15,843
Retained earnings	566	(1,807)	1,807	566	-
Total stockholder's equity	16,909	(982)	982	16,909	16,343
Total liabilities and stockholder's equity	$ 36,225	$ 10,631	$ (3,280)	$ 43,576	$ 32,896

VP Distributors, Inc.

Schedule I
(continued)

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Supplemental Consolidating Schedule of Revenue and Expenses

For the Year Ended December 31, 2010 (with comparative consolidated totals for the year ended December 31, 2009)

(in thousands)

	VP Distributors, Inc.	Virtus Investment Advisers, Inc.	Consolidation Entries	Consolidated 2010	Consolidated 2009
Operating Revenues					
Investment management fees	$	$ 35,442	$	$ 35,442	$ 26,344
Distribution and service fees	29,572			29,572	23,227
Related party marketing fees	20,421			20,421	16,191
Administrative and transfer agent fees	15,324			15,324	12,664
Other income and fees	685			685	623
Income from subsidiary	113		(113)	-	-
	66,115	35,442	(113)	101,444	79,049
Operating Expenses					
Employment expenses	16,116	648		16,764	14,176
Distribution and administration expenses	32,937	15		32,952	30,026
Related party marketing expenses		32,766		32,766	25,201
Other operating expenses	4,066	1,761		5,827	5,195
Restructuring and severance	1,307			1,307	506
Depreciation and amortization	8	42		50	23
	54,434	35,232		89,666	75,127
Operating Income	11,681	210	(113)	11,778	3,922
Realized and unrealized gains on trading securities	1,135			1,135	1,437
Other income	375	2		377	412
	1,510	2		1,512	1,849
Income before income taxes	13,191	212	(113)	13,290	5,771
Provision (benefit) for income taxes	5,125	99		5,224	3,233
Net income	$ 8,066	$ 113	$ (113)	$ 8,066	$ 2,538

VP Distributors, Inc.	**Schedule II**
(A wholly-owned subsidiary of Virtus Partners, Inc.)	
Computation of Net Capital Under Rule 15c3-1	**Additional**
December 31, 2010	**Information**

(in thousands)

Net Capital		
Total stockholder's equity		$ 16,909
Less nonallowable assets:		
Accounts receivable	$ 5,144	
Deferred commissions	3,221	
Other assets	491	
Furniture and equipment, net	33	
Deferred taxes	1,295	10,184
Net capital before specific reduction in the market value of securities		6,725
Less securities haircuts pursuant to Rule 15c3-1		1,913
Net capital		$ 4,812
Aggregate Indebtedness		
Total liabilities included in consolidated statement of financial condition		$ 26,667
Liabilities of consolidated subsidiary (net of intercompany balances with parent of $3,252)		(8,361)
Net deficit of consolidated subsidiary (Note B)		982
Difference resulting from offsetting various liability accounts against related assets		27
Aggregate indebtedness		$ 19,315
Minimum net capital required to be maintained (greater of $250 or 6 2/3% of $19,315)		$ 1,288
Net capital in excess of minimum requirements ($4,812 - $1,288)		$ 3,524
Ratio of aggregate indebtedness to net capital		4.0 to 1

The operations of VPD do not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, VPD is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(i) of such rule.

(in thousands)

Note A - Statement Pursuant to Paragraph (d)(4) of Rule 17a-5: Reconciliation of FOCUS Report

No material differences exist between the amounts appearing above and the computation reported by VPD in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of December 31, 2010.

Note B - Consolidated Subsidiary

The summarized assets and liabilities of the consolidated subsidiary at December 31, 2010 are as follows:

Cash and cash equivalents	$ 447
Receivables and other assets	7,347
Definite-lived intangible assets, net	2,837
	10,631
Accounts payable, accrued expenses and other liabilities	11,613
Net deficit of consolidated subsidiary	$ (982)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of VP Distributors, Inc.:

In planning and performing our audit of the consolidated financial statements of VP Distributors, Inc., (the "Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Accountants

To the Board of Directors of VP Distributors, Inc.:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of VP Distributors, Inc. (the "Company") for the year ended December 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the period ended December 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records. No differences were noted.

2. Compared the Total Revenue amount of $101,444,000 reported on page 2 of the audited Form X-17A-5 for the year ended December 31, 2010 to the Total revenue amount of $67,511,494 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. We have been informed that the difference in Total Revenue amounts reported above are attributable to the exclusion of revenue from the Company's wholly owned subsidiary from page 2, item 2a of Form SIPC-7 and includes other revenue from investments in item 2a on page 2 of Form SIPC-7.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared the deduction on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $30,742,345 to supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

    b. Compared the deduction on line 5, net gain from securities in investment accounts, of $1,134,685 to supporting schedules provided by provided by David Hanley, Vice President and Treasurer. No differences were noted.

c. Compared the deduction on line 8, other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $35,634,464 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7. No differences were noted.

   b. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $30,742,345 provided by David Hanley, Vice President and Treasurer. No differences were noted.

   c. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 5, net gain from securities in investment accounts, of $1,134,685 provided by David Hanley, Vice President and Treasurer. No differences were noted.

   d. Recalculated the mathematical accuracy of the schedules used to support the deduction on line 8, other revenue not related either directly or indirectly to the securities business (open-end mutual fund administration and transfer agent fee revenue, intercompany marketing revenues, dividend and interest income for non-customer accounts, and other revenues) of $35,634,464 to the supporting schedules provided by David Hanley, Vice President and Treasurer. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011

VP Distributors, Inc.

(A wholly-owned subsidiary of Virtus Partners, Inc.)

Consolidated Financial Statements with Additional Information December 31, 2010 and 2009